C2 Aviation Capital, LLC

April 4, 2017

VIA EDGAR

Pamela Long
Assistant Director
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:          C2 Aviation Capital, Inc.
Request for Withdrawal of Registration Statement on Form 10 (File No. 1-37818)

Dear Ms. Long:

C2 Aviation Capital, LLC (formerly known as C2 Aviation Capital, Inc.) (the “Company”) hereby requests that the Company’s Registration Statement on Form 10-12B (No. 1-37818), as amended, and all exhibits thereto (the “Registration Statement”), pursuant to the Exchange Act of 1934, as amended, be withdrawn effective immediately.  The Company is withdrawing the Registration Statement because, as previously announced, its former parent company, CIT Group Inc. (“CIT”) elected to sell its aircraft leasing business to Park Aerospace Holdings Limited, a subsidiary of Avolon Holdings Limited, rather than proceed with the spin-off transaction described in the Information Statement filed as Exhibit 99.1 to the Registration Statement.  The sale transaction has been consummated and the Company is now a subsidiary of Avolon Holdings Limited.  The Registration Statement has not been declared effective and none of the Company’s securities have been sold or otherwise distributed pursuant to the Registration Statement.

Very truly yours,

C2 AVIATION CAPITAL, LLC

By:	/s/ Paul Geaney
Name:	Paul Geaney
Title:	Manager and Secretary